UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Devon Energy Corporation
 ------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.10 per share
  -----------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    25179M103
 ------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2003
  -----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/  /  Rule 13d-1(c)
/X /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 25179M103
--------------------------------------------------------------------------------
1.       Name of Reporting Persons

         Kerr-McGee Corporation
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a)  /  /
                                                                       (b)  /  /
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF SHARES             5.     Sole Voting Power
 BENEFICIALLY
 OWNED BY EACH                       8,435,617
 REPORTING                    --------------------------------------------------
 PERSON WITH                  6.     Shared Voting Power

                                     0
                              --------------------------------------------------
                              7.     Sole Dispositive Power

                                     8,435,617
                              --------------------------------------------------
                              8.     Shared Dispositive Power

                                     0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,435,617
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                 /  /
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         3.6% (Based on 232,557,000 shares outstanding as set forth in the Issuer's 10-Q for the quarterly period ended September 30, 2003)
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 25179M103
--------------------------------------------------------------------------------
1.       Name of Reporting Persons

         Kerr-McGee Worldwide Corporation
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a)  /  /

                                                                       (b)  /  /
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES              5.     Sole Voting Power
BENEFICIALLY
OWNED BY EACH                        8,435,617
REPORTING                     --------------------------------------------------
PERSON WITH                   6.     Shared Voting Power

                                     0
                              --------------------------------------------------
                              7.     Sole Dispositive Power

                                     8,435,617
                              --------------------------------------------------
                              8.     Shared Dispositive Power

                                     0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,435,617
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                 /  /
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         3.6% (Based on 232,557,000 shares outstanding as set forth in the Issuer's 10-Q for the quarterly period ended September 30, 2003)
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 25179M103
--------------------------------------------------------------------------------
1.       Name of Reporting Persons

         KM Investment Corporation
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group              (a)  /  /
                                                                       (b)  /  /
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Nevada
--------------------------------------------------------------------------------
NUMBER OF SHARES              5.     Sole Voting Power
BENEFICIALLY
OWNED BY EACH                        8,435,617
REPORTING                     --------------------------------------------------
PERSON WITH                   6.     Shared Voting Power

                                     0
                              --------------------------------------------------
                              7.     Sole Dispositive Power

                                     8,435,617
                              --------------------------------------------------
                              8.     Shared Dispositive Power

                                     0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,435,617
--------------------------------------------------------------------------------
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                                 /  /
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         3.6% (Based on 232,557,000 shares outstanding as set forth in the Issuer's 10-Q for the quarterly period ended September 30, 2003)
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------

ITEM 1.

     (a) NAME OF ISSUER
         Devon Energy Corporation (formerly known as Devon Delaware Corporation)

     (b) Address of Issuer's Principal Executive Offices
         20 N. Broadway
         Oklahoma City, Oklahoma 73102

ITEM 2.

      (a) NAME OF PERSON FILING
          Kerr-McGee Corporation, Kerr-McGee Worldwide Corporation, and KM Investment Corporation

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          123 Robert S. Kerr Avenue
          Oklahoma City, Oklahoma 73102

      (c) CITIZENSHIP
          Kerr-McGee Corporation and Kerr-McGee Worldwide Corporation were organized or formed and exist under the laws of the State of Delaware. KM Investment Corporation was organized and exists under the laws of the State of Nevada.

      (d) TITLE OF CLASS OF SECURITIES
          Common Stock, par value $.10 per share

      (e) CUSIP NUMBER
          25179M103

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13-2(b) or (c), check whether the person filing is a:

     (a)  / /  Broker or dealer registered under Section 15 of the Act.
     (b)  / /  Bank as defined in section 3(a)(6) of the Act.
     (c)  / /  Insurance company as defined in Section 3(a)(19) of the Act.
     (d) / / Investment company registered under Section 8 of the Investment Company Act.
     (e)  / /  An investment adviser in accordance with Rule 13d-1 (b) (1) (ii)
               (E).
     (f) / / An employee benefit plan or endowment fund in accordance with 13d-1 b) (1) (ii) (F).
     (g) / / A parent holding company or control person in accordance with 13d-1 (b) (1) (ii) (G).
     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  / /  Group, in accordance with 13d-1(b)(1)(ii)(J).



ITEM 4.   OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 8,435,617

         (b) Percent of class: 3.6%

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote: 8,435,617

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 8,435,617

                  (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

KM Investment Corporation (a direct, wholly-owned subsidiary of Kerr-McGee Worldwide Corporation and an indirect, wholly-owned subsidiary of Kerr-McGee Corporation)

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.  CERTIFICATIONS

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2004

                                KERR-MCGEE CORPORATION


                                By:      /s/ John F. Reichenberger
                                         ---------------------------------------
                                Name:    John F. Reichenberger
                                Title:   Vice President, Assistant Secretary and
                                         Deputy General Counsel

                                KERR-MCGEE WORLDWIDE CORPORATION


                                By:      /s/ John F. Reichenberger
                                         ---------------------------------------
                                Name:    John F. Reichenberger
                                Title:   Vice President and Assistant Secretary

                                KM INVESTMENT CORPORATION


                                By:      /s/ Darrell E. Hollek
                                         ---------------------------------------
                                Name:    Darrell E. Hollek
                                Title:   President

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7(b) for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

                             JOINT FILING AGREEMENT

     Kerr-McGee Corporation, a Delaware corporation, Kerr-McGee Worldwide Corporation, a Delaware corporation, and KM Investment Corporation, a Nevada corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Amendment No. 2 on Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.10, of Devon Energy Corporation is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated: February 9, 2004

                                KERR-MCGEE CORPORATION


                                By:      /s/ John F. Reichenberger
                                         ---------------------------------------
                                Name:    John F. Reichenberger
                                Title:   Vice President, Assistant Secretary and
                                         Deputy General Counsel


                                KERR-MCGEE WORLDWIDE CORPORATION


                                By:      /s/ John F. Reichenberger
                                         ---------------------------------------
                                Name:    John F. Reichenberger
                                Title:   Vice President and Assistant Secretary


                                KM INVESTMENT CORPORATION


                                By:      /s/ Darrell E. Hollek
                                         ---------------------------------------
                                Name:    Darrell E. Hollek
                                Title:   President